

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2017

Mahesh Patel
President and Chief Executive Officer
Lipocine Inc.
675 Arapeen Drive, Suite 202
Salt Lake City, Utah 84108

 Re: Lipocine Inc.
 Registration Statement on Form S-3
 Filed October 13, 2017
 File No. 333-220942

Dear Dr. Patel:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Jeffrey Gabor at 202-551-2544 with any questions.

 Division of Corporation Finance
 Office of Healthcare & Insurance

cc: Nolan Taylor